CNL AMERICAN REALTY FUND, INC.

        This Supplement is part of, and should be read in conjunction with, the Prospectus dated July 9, 1997. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

        Information in this Supplement is provided as of October 15, 1997. As of October 15, 1997, the Company had not entered into any initial commitments to acquire properties. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after October 15, 1997 will be reported in a subsequent Supplement.

                                  THE OFFERING

        As of October 15, 1997, the Company had received aggregate subscription proceeds of $2,774,580, which exceeded the minimum offering amount of $2,500,000, and $2,652,330 of the funds were released from escrow. As of October 21, 1997, the Company had received total subscription proceeds of $3,276,100 from 174 investors, of which $122,250 (representing funds received from Pennsylvania investors) will be held in escrow until aggregate subscription proceeds total at least $8,250,000. As of October 21, 1997, the Company had approximately $1,906,000 available to invest in Properties following deduction of Selling Commissions, Marketing Support and Due Diligence Expense Reimbursement Fees, Organizational and Offering Expenses and Acquisition Fees.